EXHIBIT (j)(1)

Consent of Independent Registered Public Accounting Firm

The Shareholders, Board of Trustees, and Board of Directors

Calvert Social Investment Fund, Calvert World Values Fund, Inc., and Calvert Impact Fund, Inc.

We consent to the use of our report dated November 20, 2019, with respect to the financial statements of Calvert Balanced Fund and Calvert Equity Fund, each a series of Calvert Social Investment Fund, Calvert Mid-Cap Fund, a series of Calvert World Values Fund Inc., and Calvert Small-Cap Fund, a series of Calvert Impact Fund, Inc., incorporated herein by reference, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, PA

January 27, 2020